SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                SLM INTERNATIONAL
                                -----------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    784414203
                                    ---------
                                 (CUSIP Number)


                             Bradford H. Buck, Esq.
                     Phoenix Home Life Mutual Insurance Co.
                                One American Row
                             Hartford, CT 06102-5056
                                 (860) 403-5610
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                      to Receive Notice and Communication)


                                 April 11, 1997
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following block if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
| CUSIP Nos.            |                         |    Page 2 of Pages 6     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAMES OF REPORTING PERSONS                                      |
|         |                                                                  |
|         |    a.    Phoenix Home Life Mutual Insurance Company ("PHLMIC")   |
|         |          Tax Identification Number:  06-0493340                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [ ] |
|         |                                                          (c) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS: 00 (see response to Item 4).                   |
|         |                                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |
|         |  PURSUANT TO ITEMS 2(d) and 2(e)                             [ ] |
|---------|------------------------------------------------------------------|
|    6    |  PLACE OF ORGANIZATION                                           |
|         |    New York                                                      |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|                |     |                                                     |
|                |  7  |   SOLE VOTING POWER                         517,322 |
|                |     |                                                     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                             0 |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                    517,322 |
|     PERSON     |     |                                                     |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE                              0 |
|                |     |   POWER                                             |
|----------------------------------------------------------------------------|

|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    ||
|         |                                                          517,322 |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK IF AGGREGATE AMOUNT IN ROW (11)                           |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                             7,9% |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IC, HC, CO                                                      |
|----------------------------------------------------------------------------|

Item 1.   Security and Issue

          Common Stock
          The Hockey Company
          (Formerly known as:  SLM International, Inc.)
          929 Harvest Lane
          Williston, VT 05495

Item 2.   Identity and Background


                              Part I - Corporations


(a)   Place of Organization.............................................New York
(b)   Principal Business...............................Life and health insurance and annuities
(c)   Address of Its Principal Business.........................One American Row
      ..................................................Hartford, CT  06102-5056
      Address of Its Principal Office...........................One American Row
      ..................................................Hartford, CT  06102-5056
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None


                   Part II - Directors and Executive Officers

       See Exhibit B.

Item 3.   Source and Amount of Funds or Other Consideration

          In 1995, PHLMIC purchased $10,000,000 of Senior Notes of the Company as part of a refinancing of some of the Company's outstanding indebtedness. In October 1995, the Company and its subsidiaries filed petitions for relief under Chapter 11 of the US Bankruptcy Code. As part of the Plan of Reorganization which resulted from such Chapter 11 filing, PHLMIC exchanged its Senior Notes for 358,195 shares of the Company's Common Stock. In addition, PHLMIC received warrants to purchase an additional 159,127 shares of the Company's Common Stock in connection with PHLMIC's purchase of $12,000,000 of Company Preferred Stock in November 1998. The proceeds of such Preferred Stock financing were used by the Company to make an acquisition.

Item 4.   Purpose of Transaction

          See item 3 above.

          (a)  Additional Securities of Issuer:  None

          (b)  Extraordinary Transaction:  None

          (c)  Transfer of Assets:  None

          (d)  Change in Board or Management:  None

          (e)  Capitalization; Dividend Policy:  None

          (f)  Material Changes in Business or Corporate Structure: None

          (g)  Changes in Charter or Bylaws:  None

          (h)  Delisting:  None

          (i)  Eligibility for Termination of Registration:  None

Item 5.   Interest in Securities of Issuer

          (a)  Ownership: See Items 11 and 13 on the Cover Pages of this
               Schedule 13(d) with respect to PHLMIC.

          (b)  Voting Control: See Items 7 through 10 on the Cover Pages of this
               Schedule 13(d) with respect to PHLMIC.

          (c)  Transactions in Issuer's Securities: None.

          (d)  Right to Receive or Power to Direct Dividends: Inapplicable.

          (e)  Ceased to be Beneficial Owner: Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no such contracts, arrangements, understanding or relationships among the persons named in Item 2 or between such persons or any other person with respect to securities of the issuer.

Item 7.   Materials Filed as Exhibits

          Exhibit A - Directors and Executive Officers


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  11/2/99                                /s/ Bradford H. Buck
------------------------------------    ----------------------------------------
                Date                          Bradford H. Buck, Counsel

                                                                       Exhibit A


                                     PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                                    DIRECTORS

==============================================================================================================================
                                                                                         Certain        Certain
     Name                    Residence                  Current Occupation/              Criminal        Civil     Citizenship
                                                         Business Address              Proceedings    Proceedings
------------------------------------------------------------------------------------------------------------------------------
Sal H. Alfiero           9 Four Winds Way          Chairman and CEO                        None           None          USA
                         Snyder, NY 14426          Mark IV Industries, Inc.
                                                   501 John James Audubon
                                                   Parkway
                                                   Amherst, NY 14228
------------------------------------------------------------------------------------------------------------------------------
J. Carter Bacot          48 Porter Place           Chairman and CEO                        None           None          USA
                         Montclair, NJ 07042       The Bank of New York
                                                   48 Wall Street, 3rd Floor
                                                   New York, NY 10286
------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road        Executive Vice President                None           None          USA
                         South Glastonbury,        Phoenix Home Life Mutual
                         CT  06073                 Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------
Arthur P. Byrne          85 Bishop Lane            President, CEO & Chairman               None           None          USA
                         Avon, CT  06001           The Wiremold Company
                                                   60 Woodlawn Street
                                                   West Hartford, CT 06110
------------------------------------------------------------------------------------------------------------------------------
Richard N. Cooper        33 Washington             Professor                               None           None          USA
                         Avenue                    Center for International Affairs
                         Cambridge, MA             Harvard University
                         02140                     1737 Cambridge Street,
                                                   Room 403
                                                   Cambridge, MA 02138
------------------------------------------------------------------------------------------------------------------------------
Gordon J. Davis          241 Central Park West     Partner                                 None           None          USA
                         New York, NY 10024        LeBoeuf, Lamb Greene & MacRae
                                                   125 West 55th Street
                                                   New York, NY 10019
------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry            Chairman, President & CEO               None           None          USA
                         Circle                    Phoenix Home Life Mutual
                         Bristol, CT 06010         Insurance Co.
                                                   One American Row
                                                   Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------
John E. Haire            12 Searles Road           President                               None           None          USA
                         Darien, CT 06820          The Fortune Group
                                                   1271 Avenue of the Americas
                                                   New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------
Jerry J. Jasinowski      3288 Rittenhouse St.,     President                               None           None          USA
                         N.W.                      National Association of
                         Washington, DC            Manufacturers
                         20015                     1331 Pennsylvania Avenue, N.W.
                                                   Suite 600
                                                   Washington, DC 20004
==============================================================================================================================

                                                                     PAGE 1 OF 2

==============================================================================================================================
                                                                                         Certain        Certain
     Name                    Residence                  Current Occupation/              Criminal        Civil     Citizenship
                                                         Business Address              Proceedings    Proceedings
------------------------------------------------------------------------------------------------------------------------------
John W. Johnstone,       467 Carter Street         Chairman                                None           None          USA
Jr.                      New Canaan, CT            Governance & Nominating
                         06840                     Committees
                                                   Arch Chemicals, Inc.
                                                   191 Post Road West
                                                   Westport, CT 06880
------------------------------------------------------------------------------------------------------------------------------
Marilyn E. LaMarche      930 Fifth Ave.,           Limited Managing Director               None           None          USA
                         Apt, 10D                  Lazard Freres & Co. L.L.C.
                         New York, NY 10021        30 Rockefeller Plaza
                                                   New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive           Executive Vice President                None           None          USA
                         West Simsbury, CT         Phoenix Home Life Mutual
                         06092                     Insurance Co.
                                                   One American Row
                                                   Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------
Indra K. Nooyi           12 Deer Lane              Senior Vice President, Corporate        None           None          USA
                         Greenwich, CT             Strategy & Development
                         06830                     PepsiCo., Inc.
                                                   700 Anderson Hill Road
                                                   Purchase, NY 10577
------------------------------------------------------------------------------------------------------------------------------
Robert F. Vizza,         3 Maria Lane              President & CEO                         None           None          USA
Ph.D.                    Old Brookville, NY        The DeMatteis Center of
                                                   St. Francis Hospital
                                                   Northern Boulevard
                                                   Old Brookville, NY 11545
------------------------------------------------------------------------------------------------------------------------------
Robert G. Wilson         Key Colony III,           Retired                                 None           None          USA
                         Apt. 1127
                         151 Crandon Boulevard
                         Key Biscayne, FL  33149
------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills         Executive Vice President                None           None          USA
                         Drive                     Phoenix Home Life Mutual
                         Avon, CT 06001            Insurance Co.
                                                   One American Row
                                                   Hartford, CT 06102-5056
==============================================================================================================================

                                                                     PAGE 2 OF 2